UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

SLM Corporation

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

78442P106

(CUSIP Number)

LAUREN TAYLOR WOLFE

CHRISTIAN ASMAR

IMPACTIVE CAPITAL LP

450 West 14th Street, 12th Floor

New York, New York 10014

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78442P106

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,407,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,407,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,407,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 78442P106

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,407,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,407,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,407,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 78442P106

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,407,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,407,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,407,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 78442P106

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,407,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,407,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,407,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 78442P106

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 15,407,300 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 15,407,300 Shares beneficially owned by the Impactive Funds is approximately $215,737,643, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The sales of the securities reported herein were undertaken for the purposes of effectuating a portfolio rebalancing and are not an indication of the Reporting Persons’ view on the future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 212,330,467 Shares outstanding as of September 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2024.

A.	Impactive Capital
(a)	As of the close of business on November 27, 2024, Impactive Capital beneficially owned 15,407,300 Shares held by the Impactive Funds.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,407,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,407,300
(c)	The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
B.	Impactive Capital GP
(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 15,407,300 Shares held by the Impactive Funds.

Percentage: Approximately 7.3%

6

CUSIP No. 78442P106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,407,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,407,300
(c)	Impactive Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
C.	Ms. Taylor Wolfe and Mr. Asmar
(a)	Each of Ms. Taylor Wolfe and Mr. Asmar, as Managing Members of Impactive Capital GP, may be deemed to beneficially own the 15,407,300 Shares held by the Impactive Funds.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,407,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,407,300
(c)	Each of Ms. Taylor Wolfe and Mr. Asmar have not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Impactive Capital has entered into certain cash-settled total return swap agreements (the “Swap Agreements”). The Swap Agreements constitute economic exposure to an aggregate of 1,604,866 notional Shares, representing approximately 0.8% of the outstanding Shares, which swaps have a maturity date of September 29, 2027 and a weighted average reference price of $13.691 per Share. The Swap Agreements provide Impactive Capital with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements. The Reporting Persons disclaim beneficial ownership of the Shares that are the subject of the Swap Agreements.

1 The reference price reported for these swaps is a weighted average price. These swaps were entered into at reference prices ranging from $12.21 to $23.50 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of notional shares at each separate reference price for each swap within the range set forth in this footnote 1.

7

CUSIP No. 78442P106

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

Impactive Capital LP

By:	Impactive Capital LLC
its General Partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

8

CUSIP No. 78442P106

SCHEDULE A

Transaction in the Shares of the Issuer during the past Sixty Days

Nature of Transaction	Amount of Shares (Sold)	Price per Share ($)	Date of Sale

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Sale of Common Stock	(287,440)	22.2264	10/02/2024
Sale of Common Stock	(54,049)	22.0342	10/03/2024
Sale of Common Stock	(215,379)	22.6702	10/04/2024
Sale of Common Stock	(95,385)	22.5239	10/07/2024
Sale of Common Stock	(56,747)	22.8267	10/09/2024
Sale of Common Stock	(141,407)	22.7577	10/10/2024
Sale of Common Stock	(320,149)	23.2309	10/11/2024
Sale of Common Stock	(20)	23.2700	10/14/2024
Sale of Common Stock	(106,980)	23.3062	10/15/2024
Sale of Common Stock	(195,044)	23.6227	10/16/2024
Sale of Common Stock	(179,653)	23.5172	10/17/2024
Sale of Common Stock	(540,000)	26.1710	11/22/2024